Exhibit 99.1

Westport Secures CARB Certification for Dedicated CNG Ford Transit Vehicles and F-150 Truck

~California Air Resources Board certifies Westport's emission-reducing WiNG™ Power System used in popular vehicle models~

VANCOUVER, May 17, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today announced it has received certification from the California Air Resources Board (CARB) for the dedicated compressed natural gas (CNG) Westport WiNG™  Power System used in the Ford Transit Cargo Van and Passenger Wagon, and the F-150 truck for Model Year (MY) 2016.

Westport is the only Ford Qualified Vehicle Modifier (QVM) to meet CARB's stringent onboard diagnostic and emissions requirements for the Transit and the F-150.

Both the Cargo Van and Passenger Wagon models of the dedicated CNG Transit 3.7L have been certified as Super Ultra Low Emission Vehicle (SULEV) in recognition of their emissions cutting abilities. This certification is valid for the Transit T-250 and T-350 cargo vans, and passenger wagons up to 10,000 gross vehicle weight, and qualifies these vehicles for high occupancy vehicle lane access in California, offering fleets improved productivity and cost savings.

Westport also has pending CARB certification for the F-150 dedicated propane autogas (LPG).

Speaking about the certifications, Paul Shaffer, Vice President and Managing Director of Westport Dallas, said: "CARB is a very tough standard to meet but we now have a range of certified vehicles which are compliant in all 15 of the states that have adopted the CARB regulations.

"The Transit and F-150 are both the best sellers in their class and serve everyone from super shuttle drivers to tradesmen. CARB certification of these vehicles illustrates that owners can get the truck or van they want while also cutting emissions."

The F-150 features two in-bed tank package options, as well as an underbody option which provides greater flexibility and preserves bed space. Purchasers will need to be quick though as the orderbook for the F-150 MY2016 closes on July 1.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Investor Inquiries: Ryder McRitchie, Vice President, Investor Relations, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Holly Black, Director, Communications, T 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 18-MAY-16